

Use of Funds Summary 2024-2025

		2024	2025
Funds Start	**$750,000**		
Operational Cash Burn	($330,617)	($253,772)	($76,845)
Net Funds	$419,383		
Support/Implementation	($45,000)	($30,000)	($15,000)
Contracted Implementation	($30,000)		
Training Materials/User Guides	($15,000)		
Marketing/Sales Development	($195,000)		
Marketing Materials	($15,000)	($10,000)	($5,000)
Trade Shows/Events 24/25	($60,000)	($30,000)	($30,000)
Digital Content Development	($70,000)	($60,000)	($10,000)
Distributor Incentive Programs 24/25	($40,000)	($20,000)	($20,000)
Misc. Maketing Expenses	($10,000)	($10,000)	
Equipment, Supplies, Misc	($30,000)	($20,000)	($10,000)
		($433,772)	($166,845)
End Balance/Cash Reserve	**$149,383**		

